UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated October 30, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 30 October 2025 entitled ‘Vodafone to acquire Skaylink’.

30 October 2025

Vodafone to acquire Skaylink

Business customers to benefit from technical expertise in cloud, digital transformation and security

Vodafone Group Plc ("Vodafone") announces that it has entered into a binding agreement to acquire 100% of Skaylink GmbH ("Skaylink" or the "company") primarily from funds managed by Waterland for a total consideration of €175m.

Skaylink is a leading full-service cloud, digital transformation and security specialist with offices throughout Germany and across Europe. Its team of over 500 professionals are recognised experts at managing cloud deployments and migrations across Microsoft and Amazon Web Services environments and implementing AI solutions for business customers.

Skaylink's customer-centric business model, capabilities and market presence will provide Vodafone's business and public sector customers with access to an enhanced suite of digital services and support. The transaction is part of Vodafone Business' ambition to accelerate growth in key areas such as security, managed services and cloud.

Completion of the transaction is expected by the end of March 2026, subject to the receipt of necessary regulatory approvals.

- ends -

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone
Vodafone is a leading European and African telecoms company.

We serve over 355 million mobile and broadband customers, operating networks in 15 countries with investments in a further five and partners in over 40 more. Our undersea cables transport around a sixth of the world's internet traffic, and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world's largest IoT platforms, with over 215 million IoT connections, and we provide financial services to around 92 million customers across seven African countries - managing more transactions than any other provider.

From the seabed to the stars, Vodafone's purpose is to keep everyone connected.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: October 30, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary